SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 May 2020

Prudential plc

Results of Annual General Meeting held on 14 May 2020

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 22 (inclusive) and Resolution 25 as ordinary resolutions together with Resolutions 23, 24, 26, 27 and 28 as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the Accounts for the financial year ended 31 December 2019 together with the Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report on those Accounts	1,986,224,489	98.90	22,148,927	1.10	2,008,373,416	76.98%	6,639,397
2	To approve the Directors' Remuneration Report for the year ended 31 December 2019	1,930,404,646	96.84	63,037,343	3.16	1,993,441,989	76.41%	21,570,822
3	To approve the revised Directors' Remuneration Policy	1,930,172,979	95.84	83,796,656	4.16	2,013,969,635	77.20%	1,043,445
4	To elect Jeremy Anderson as a Director	2,001,720,782	99.36	12,905,904	0.64	2,014,626,686	77.22%	386,397
5	To elect Shriti Vadera as a Director	2,013,581,582	99.95	1,056,540	0.05	2,014,638,122	77.22%	374,961
6	To re-elect Mark FitzPatrick as a Director	2,009,319,473	99.74	5,306,974	0.26	2,014,626,447	77.22%	386,636
7	To re-elect David Law as a Director	1,965,899,776	97.58	48,738,836	2.42	2,014,638,612	77.22%	374,471
8	To re-elect Paul Manduca as a Director	1,961,363,421	97.43	51,684,359	2.57	2,013,047,780	77.16%	1,965,303
9	To re-elect Kaikhushru Nargolwala as a Director	2,011,608,461	99.85	2,985,062	0.15	2,014,593,523	77.22%	419,560
10	To re-elect Anthony Nightingale as a Director	1,886,716,115	93.79	124,920,100	6.21	2,011,636,215	77.11%	3,376,868
11	To re-elect Philip Remnant as a Director	1,998,307,741	99.19	16,296,020	0.81	2,014,603,761	77.22%	409,322
12	To re-elect Alice Schroeder as a Director	2,002,234,756	99.39	12,374,555	0.61	2,014,609,311	77.22%	403,772
13	To re-elect James Turner as a Director	2,012,480,871	99.89	2,115,507	0.11	2,014,596,378	77.22%	416,705
14	To re-elect Thomas Watjen as a Director	2,011,588,692	99.85	3,010,348	0.15	2,014,599,040	77.22%	414,043
15	To re-elect Michael Wells as a Director	2,013,558,954	99.95	1,037,863	0.05	2,014,596,817	77.22%	416,266
16	To re-elect Fields Wicker-Miurin as a Director	2,013,246,146	99.93	1,397,523	0.07	2,014,643,669	77.22%	369,414
17	To re-elect Amy Yip as a Director	1,927,493,337	95.67	87,157,870	4.33	2,014,651,207	77.22%	361,876
18	To re-appoint KPMG LLP as the Company's auditor	1,903,766,476	94.49	110,931,208	5.51	2,014,697,684	77.23%	315,399
19	To authorise the Company's Audit Committee on behalf of the Board to determine the amount of the auditor's remuneration	1,948,797,962	96.73	65,909,756	3.27	2,014,707,718	77.23%	305,365
20	To renew the authority to make political donations	1,973,935,123	97.98	40,696,254	2.02	2,014,631,377	77.22%	381,706
21	To renew the authority to allot ordinary shares	1,944,077,047	96.49	70,799,333	3.51	2,014,876,380	77.23%	136,703
22	To renew the authority to allot ordinary shares to include repurchased shares	1,988,823,319	98.71	26,061,363	1.29	2,014,884,682	77.23%	128,401
23	To renew the authority for disapplication of pre-emption rights	2,006,708,576	99.60	8,108,959	0.40	2,014,817,535	77.23%	195,546
24	To additionally authorise the disapplication of pre-emption rights for purposes of acquisitions or specified capital investments	1,985,367,562	98.54	29,454,051	1.46	2,014,821,613	77.23%	191,468
25	To renew the authority to issue mandatory convertible securities (MCS)	1,988,283,450	98.68	26,524,036	1.32	2,014,807,486	77.23%	205,595
26	To renew the authority for disapplication of pre-emption rights in connection with an issuance of MCS	1,980,087,732	98.28	34,710,194	1.72	2,014,797,926	77.23%	215,155
27	To renew the authority for purchase of own shares	1,949,772,073	96.84	63,550,610	3.16	2,013,322,683	77.17%	1,690,398
28	To renew the authority in respect of notice for general meetings	1,866,032,442	92.62	148,699,400	7.38	2,014,731,842	77.23%	281,239

Sir Howard Davies did not stand for re-election as a Non-Executive Director of the Company, and retired from the Board with effect from the conclusion of the AGM.

As at 6.30pm (UK time) on 12 May 2020, the number of issued shares of the Company was 2,608,857,398 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 14 May 2020, will shortly be available to view via the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Additional Information:
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact:

Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639

Tom Clarkson, Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 May 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary